Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: March 8, 2018

The following is a transcript of an investor call held on March 8, 2018.

 Raw Transcript

08-Mar-2018

Cigna Corp. (CI)

Acquisition of Express Scripts Holding Company by Cigna Corporation Call

Total Pages: 21

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

CORPORATE PARTICIPANTS

William McDowell Vice President-Investor Relations, Cigna Corp.	Eric Palmer Executive Vice President and Chief Financial Officer, Cigna Corp.

David M. Cordani President, Chief Executive Officer & Director, Cigna Corp.	Timothy C. Wentworth President & Chief Executive Officer, Express Scripts, Inc.

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OTHER PARTICIPANTS

A.J. Rice Analyst, Credit Suisse Securities (USA) LLC	Kevin Mark Fischbeck Analyst, Bank of America Merrill Lynch

Justin Lake Analyst, Wolfe Research LLC	Gary P. Taylor Analyst, JPMorgan Securities LLC

Ralph Giacobbe Analyst, Citigroup Global Markets, Inc.

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MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for joining Cigna's call to discuss its acquisition of Express Scripts. At this time, all callers are in a listen-only mode. We will conduct a question-and-answer session later during the conference and review procedures on how to enter queue to ask a question at that time. [Operator Instructions] As a reminder, ladies and gentlemen, this conference including the question-and-answer session is being recorded.

We'll begin by turning the call over to Mr. Will McDowell. Please go ahead Mr. McDowell.

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William McDowell
Vice President-Investor Relations, Cigna Corp.

Good morning, everyone, and thank you for joining us today. I am Will McDowell, Vice President of Investor Relations. With me this morning are David Cordani, Cigna's President and Chief Executive Officer; Tim Wentworth, Express Scripts' President and CEO; and Eric Palmer, Cigna's Chief Financial officer.

This morning we are very pleased to announce that Cigna has signed a definitive agreement to acquire Express Scripts. In our remarks today, we will discuss the strategic and financial aspects of this combination. And following our remarks, we will respond to your questions. During this call, we will use some non-GAAP financial measures when talking about the performance of Cigna and Express Scripts. You can find more information on these measures on the Investor Relations portion of our website.

In our remarks today, we will be making some forward-looking statements. We would remind you that there are risks that could cause actual results to differ materially from our current expectations. We strongly encourage you to review the information in the reports that Cigna and Express Scripts filed with the SEC regarding the specific

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

risks and uncertainties and in particular those that are described in the risk factors section of Cigna's and Express Scripts' most recently filed reports on Form 10-K and in the cautionary statement disclosures in our respective quarterly reports on Form 10-Q.

Additionally, please note that today's presentation is neither an offering of securities nor solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that Cigna and Express Scripts will be filing with the SEC in the future. The shareholders of Cigna and Express Scripts are urged to read those filings carefully when they become available, because they will contain important information about the proposed transaction.

And with that, I will turn the call over to David.

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David M. Cordani
President, Chief Executive Officer & Director, Cigna Corp.

Thanks, Will. Good morning, everyone. We're excited for today's call. Early this morning we announced that we have entered into a definitive agreement to acquire Express Scripts, a leading pharmacy service company serving employers, health plans and governmental agencies. The value of the transaction is approximately $67 billion.

This combination brings together two innovative customer-centric health service leaders to help our customers live healthier lives with the care delivered in a more affordable and personalized way.

Further the combination of Cigna and Express Scripts will accelerate our growth strategy of go deeper, go local and go beyond by expanding customer choice, further strengthening patient and provider alignment and making healthcare more personalized. Together, we will create a significantly expanded portfolio of integrated health services through the creation of a new services business unit, which will offer solutions including behavioral health, population health management, pharmacy and specialty pharmacy, deliver to employees, health plans and government agencies.

Combined, we will have more than 1 billion customer touch points each year and build on the differentiated capabilities and strengths of both companies to create significant value across the healthcare system, make it simpler for customers to access affordable healthcare in an open architecture model, meaning they can choose the care and channels that were best for them guided by choice and value. We'll strengthen and expand our partnerships with healthcare professionals and the provider community and accelerate the much needed change from sick care interventions to healthcare delivering more affordable and personalized programs and solutions.

Before I discuss the compelling strategic benefits of this combination in more detail, I want to reiterate some key points relative to the healthcare marketplace today, all of which served as driving forces behind our combination. The healthcare ecosystem puts tremendous pressure on our society, and by expansion on far too many individuals and families. As a result the need for more sustainable healthcare system is evident. Frequently the dialogue around addressing these challenges focuses on the symptoms instead of the underlying causes, resulting in a suicidal narrative which equates healthcare solely with sick care rather than on keeping people healthy in the first place, and which empathizes solutions for the averages rather than addressing the unique individual needs.

At Cigna we believe the most powerful healthcare solutions are oriented around the unique needs of each individual. We view every aspect of an individual's health and well-being is connected and recognize that their mental, physical and social needs are completely interdependent. Further, we believe our best opportunities to improve affordability and to build the more sustainable healthcare system come from helping to improve individual's health in a personalized way guiding, supporting and connecting our customers. To fully utilize

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

preventative care for those who are healthy or healthy at risk evidence-based care for those with chronic conditions and connecting those with acute health issues, the centers of excellence in coordinated care.

Both Cigna and Express Scripts have a successful track records in helping to make customers healthier, and making in healthcare more affordable, while working to make to make customers healthier and in making healthcare more affordable or working to make the complex healthcare system simpler, all oriented around the needs of the individual. To a proven service platform, we are committed to lowering healthcare costs, improving quality of care, driving better clinical outcomes and removing complexity in the healthcare system. Here I would note that Cigna delivered below 3% medical cost trend in 2017, half the trend increase the industry experienced. And Express Scripts delivered 1.5% pharmacy trend for their customers and clients.

Relative to our combined strengths, I'll briefly dig deeper and how we will further accelerate our ability to improve affordability and personalization through an expanded portfolio of integrated health services which expand customer choice, strengthens patient and provider alignment and make healthcare more personalized. First, relative to expanded customer choice. We will make it simpler for people to choose the best options for them through a full suite of medical, behavioral, pharmacy, specialty pharmacy and other health engagement services, which will be accessible across a wide array of distribution channels. This will position our company to deliver superior service, responding fully to the dynamic needs of our customers and clients, which will drive long term value creation for our shareholders.

Second, in terms of driving stronger alignment between patients and their healthcare providers, we will utilize our broad and proven network of collaborative delivery system partnerships to drive our world as the connective tissue between individuals and their healthcare providers. This will be further strengthened by Express Scripts' leadership in specialty pharmacy. The result will be a coordinated approach to every individual's healthcare journey, reducing complexity and creating better health outcomes.

And finally we will focus on making healthcare simpler for the customers by harnessing actionable insights and predictive analytics maximizing the adoption of evidence based care, leveraging medical technology or working in close coordination with our healthcare partners for the benefit of their patients, our customers. All of this will be offered through expanded distribution channels including employers and individual programs based on integration through our medical offerings and through the creation of a new services business unit.

We're particularly excited by the new health service growth platform which will expand our reach of solutions to meet the needs of employers, health plans and governmental agencies as well as high performing value based healthcare providers. The byproduct of creating differentiated value for our customers, clients and partners will drive meaningful shareholder value creation and continue to drive attractive, sustainable revenue and earnings growth. The combination will be immediately attractive in year one, the acquisition will be generated even after excluding the impact of Express Scripts transitioning clients.

Further, as a result of our growth and earnings strength we are once again able to increase our expected 2001 EPS to a range of $20 to $21 per share, an increase from the $18 per share we announced on our most recent earnings call. Eric will take you through the financial details of the transaction a bit later in our call.

Turning to matters of management and governance I will serve as President and CEO of the combined company and I look forward to working closely with Tim who will be the President of our Express Scripts. Our company board will be expanded to 13 directors, all of them coming from Express Scripts. Now let me move to wrap up my comments. Each organization believes that our best opportunities to improve affordability and to build a more sustainable healthcare system come from helping to improve individual's health in a more personalized way.

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

Both Cigna and Express Scripts has successfully and consistently helped to make customers and communities healthier, while driving greater healthcare affordability and simplifying a complex healthcare system always oriented around the needs of each individual. To this end of closing the company will make an incremental investment of $200 million in our charitable foundation to support communities where we operate in with a continued focus on improving societal health.

In addition, the combination of Cigna and Express Scripts will accelerate our Go strategy of go deeper, go local and go beyond by expanding customer choice helping to deepen the relationships between patients and their healthcare providers and delivering greater personalized value to those we serve. Our customers will have the flexibility to access a whole suite of medical, pharmacy, behavioral specialty pharmacy and other health engagement services in the way that works best for them. All delivered in an open architected manner to maximize choice for our customers and deliver truly personalized solution.

I also want to recognize the ongoing contribution of Cigna's and Express Scripts talented and passionate employees who have demonstrated a long history of excelling in dynamic markets and who work passionately every day to meet the needs of the many we serve around the world. Specific to Tim and his team it's truly been a pleasure getting to know you and to recognize it together. We strongly believe that this combination represents a clear opportunity to deliver significant benefits to society over the long-term and to create further shareholder value.

And with that I'd like to turn the call over to Tim.

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[078PT6-E Tim Slee]

Thank you, David and good morning, everyone. You know over the past 30 years our company has evolved into a consequential player in healthcare by bringing together talented people, innovative science and growing ideas.

Today's agreement with Cigna opens the door for us to do even more to put medicine within reach of patients and create the nation's leading healthcare services company by bringing together the best in pharmacy and medical benefits management.

David and I are completely aligned about the potential benefit of our combined company. Together, we can do even more and we can more effectively deliver greater value and affordability to critical needs for health plans, employers, government agencies, patients. Collectively, we will make healthcare simpler as we make, help make patients make better healthier choices by applying innovative technology to provide expertise and by creating more value for all of our customer groups by combining best in class pharmacy and medical trend management with specialized patient care to pre-diagnosis, to treatment, to cure, our businesses cover the entire spectrum of care.

When we were approached by Cigna, the rationale for combination made a lot of sense. DBMs can succeed in many different types of models, but it all comes down to the value they bring patients and clients and we firmly believe that this is the right deal for us, the clients we serve and our shareholders.

At Express Scripts, we have a leading specialty and home delivery pharmacy capabilities. We managed more than 1 billion prescription touch points annually. And along with our medical benefit management subsidiary eviCore, we manage pharmacy and medical benefits for more than 100 million Americans. And we offer industry

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

leading clinically driven solutions like SafeGuardRx that improve clinical and financial outcomes. Combining these assets with Cigna's innovative solutions and strong relationships with providers will drive greater value, affordability and access. Particularly for the health plans we serve, I want to be clear that our strong relationships we have do not change. And we see great opportunity in how our expanded healthcare services business will help health plans win and grow. We will continue to have a focused organization at Express Scripts that will partner with health plans and together build tailored solutions to drive value, access and affordability for plans and their members.

And as always, we will maintain guardrails to protect health plan client data and ensure competition. For our shareholders, this deal provides immediate value and once the new company is formed, they will have the opportunity to participate in the future growth and profitability of this uniquely positioned combined company.

In closing, I want to thank our employees. More than 27,000 of us have committed ourselves to building an extraordinary company. The work we do from caring for a single patient to helping major employers and health plans, provide robust benefits has brought about better healthcare for millions of people. We are proud of our legacy, but even more so excited about our future.

And with that, I'd like to turn the call over to Eric.

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Eric Palmer
Executive Vice President and Chief Financial Officer, Cigna Corp.

Thanks, Tim and good morning, everyone. We're very excited about the combination of these two innovative companies and the significant value it creates for our customers, clients, healthcare partners and shareholders. As David indicated, the status quo in our healthcare system is not sustainable, and our acquisition of Express Scripts is a transformative change that will further drive greater choice, better alignment and more value consistent with Cigna's strategy.

In my remarks today, I will discuss the terms of the transaction, the financing structure and identify some of the longer term value creation opportunities and drivers of accretion. First the terms of the deal, today, we are announcing that we signed a definitive agreement to acquire all of the outstanding shares of Express Scripts in a cash and stock transaction whereby Express Script shareholders will will receive $48.75 in cash and 0.2434 Cigna common shares for each Express Scripts common share. This represents an aggregate value of $67 billion including $15 billion of Express Scripts' debt. Consideration would represent approximately 50% cash and 50% stock with a pro-forma equity ownership comprised of approximately 64% Cigna shareholders and approximately 36% Express Scripts shareholders.

The definitive agreement has been approved by the Boards of Directors of both companies. The transaction is subject to the required regulatory approval and customary closing conditions to close in including the expiration of the waiting period under Hart-Scott-Rodino and the approval of Cigna shareholders of the shares to be issued and Express Scripts shareholders of the merger agreement. We currently expect that this transaction to close by the end of 2018. Based on our current estimates we expect the transaction to deliver significant earnings accretion    in the first full year of operations. I would note that the accretion level even after excluding the impact of     Express Scripts announced transitioning of clients is expected to be an attractive double digit rate in the first full year.

We expect greater than $600 million of retained synergies, primarily reflecting the benefit of administrative efficiencies. Additionally we will generate meaningful savings in medical and pharmacy costs that will be primarily passed through to our customers, clients and healthcare partners through a broader set of solutions. We expect

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

to deliver attractive annual revenue growth in the range of 6% to 8% driven by a strong performance of our existing growth platforms coupled with the broadened and differentiated capabilities of our newly formed healthcare services business unit. We also expect the combined company to achieve an annual earnings growth rate         that is at or above our historical expectation in the high single-digits as well as continuing to generate strong      free cash flows. As a result due to the strong and sustainable value creation of this combination, we're once again able to increase our earnings per share expectations for 2021 from $18 per share to a new range of $20 to $21 per share and over the longer term as David articulated, we expect to drive substantial additional value through the next generation of services and capabilities and enhanced integration as we utilize data analytics and an open architecture to further drive greater innovation, choice alignment and value.

Now regarding financing, the transaction will be financed with the mix of cash on hand, new debt issuance and new equity issued to Express Scripts shareholders. We will suspend share repurchase in 2018 until the transaction is closed. We have fully committed bridge financing and the transaction is not subject to a financing condition. We're confident in our ability to complete the permanent financing related to the transaction and expect to retain our investment grade credit ratings. Upon closing of the transaction our pro forma debt to capitalization ratio will be approximately 49%.

Going forward, the combined company will generate significant free cash flow which will enable us to deleverage in the near term resulting in our debt to capitalization ratio returning to the 30s within 18 months to 24 months following closing. While we will prioritize debt repayment in the two year period following the close, the strength of our very capital efficient businesses will also allow for additional capital deployment over that timeframe.

Now to recap, Cigna is building off of a long track record of performance and a very successful year in 2017, with strong momentum as we move forward in 2018. Express Scripts is also building off a strong track record in 2017, delivering market leading pharmacy trends results, enabling continued outstanding client retention levels.

We have taken a differentiated approach in serving our customers and clients with unique and innovative set of capabilities, all aligned with our mission to improve the health, well-being and sense of security of the people we serve. Our combination with Express Scripts will create significant opportunities and drive increased value for our customers, our clients, healthcare partners, and as a result, our shareholders.

We expect significant accretion in year one, as a result of our combination with Express Scripts, even after adjusting for the impact of Express Scripts previously announced transition in clients. The transaction positions us well for future growth, with a long term annual revenue growth rate expectation of 6% to 8%. We also expect the earnings growth rate that is at or above our historical long-term expectation of high single-digit percentage growth, and we expect to generate substantial free cash flow to the parent, with a strong return on capital in each of our business segments.

Due to the strong and sustainable value creation of this combination, we are once again able to increase our long- term EPS expectations for 2021 from $18 per share to a range of $20 to $21 per share. We are excited by the value creating opportunities this combination presents.

And with that, we will take your questions.

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] [Operator Instructions] Our first question comes from A.J. Rice with Credit Suisse. You may ask your question.
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A.J. Rice Analyst, Credit Suisse Securities (USA) LLC	Q

Thanks, and hello everybody. Just maybe and first ask about Eric's comments about double-digit accretion in the first full year and then the raising of the 2021 long-term outlook by $2 to $3. Is the right way to think about this that you believe that your accretion basically can offset the impact in 2020 and 2021 of the loss of the big customer on the Express side and those will sort of naturally transition each other? And maybe relate back to your comments about maintaining high single digit growth?
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Eric Palmer Executive Vice President and Chief Financial Officer, Cigna Corp.	A

So just a couple of different dynamics in your question, let me just step back and talk about the accretion here overall, first to start, as I said, we're excited about the significant expansion and the capabilities of services in the distribution channel that this transaction will bring to us.

As I noted, assuming January 1, 2019 close date or an end of year 2018 close date, we expect to generate significant double digit accretion in the first year. Excluding the transition in clients, we still expect that the transaction to deliver a teens growth in the first year and that would be the base then from which we would build towards 2021. As we look forward in terms of the overall growth platform, the breadth of the employer relationships we've got, the health plan services platform, the leading specialty capabilities, the eviCore platform [Technical Difficulty], building off of each of those gets us to a point where we're quite confident that that coupled with the margin profile of the combined company would allow us to deliver the increased target for 2021 at a macro level.
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A.J. Rice Analyst, Credit Suisse Securities (USA) LLC	Q

Okay. And then my follow-up to that would be, I know when Catamaran was purchased by Optum, you updated or renewed that contract. I think the contract was originally signed in 2010 as a 10-year deal. I wonder – I would assume that part of the synergies and part of the opportunity here is to transition some of the stuff that you outsource back in-house with Express' capability. Can you just give us some sense of what timeframe that could happen in? And I know that contract was updated, are you still locked into 2023 or can you make transition out of that earlier?
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David M. Cordani President, Chief Executive Officer & Director, Cigna Corp.	A

Hey, A.J. Good morning. It's David. First, the backdrop for the question, just to remind you and everybody, we had for some time owned and operated PBM, it's high performing, as you referenced, we structured it in a pretty unique way, whereby we have modules and the ability to partner with others relative to those modules too. We  see this combination is creating additional value and additional choice for our customers and clients, hence we see no disruption for our customers and clients.

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

And lastly, just directly to your question as we've discussed in the past, we've built significant structural flexibility into our contract and look forward to building value over time. Lastly I would note, as we've discussed in the past, our relationship with Optum has been strong and in conjunction those modules have performed well for them, for clients, for customers. So strong chassis to build off of tremendous capabilities being added to the corporation and significant contractual flexibility going forward.
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A.J. Rice Analyst, Credit Suisse Securities (USA) LLC	Q

Okay. All right. Thanks a lot.

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Operator: Thank you Mr. Rice. Our next question comes from Justin Lake with Wolf Research. Your line is open.
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Justin Lake Analyst, Wolfe Research LLC	Q

Thanks. Good morning. First question for me is, David strategically First quarter for me is David strategically speaking, two or three years ago, it looked like you wanted to take the company in the direction of getting bigger on the government side, specifically in Medicare Advantage. Today, you're pivoting to a PDM. Can you give us a little compare and contrast as to what changed over that period, why is the ESRX now, I know you've explained that all the rationale, but how do you see this is the right deal versus getting bigger on the government side as you thought a couple of years ago?
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A

Sure Justin, good morning. So stepping back, and looking at our choices that were in front of us, the mission of the company is to improve the health well-being and sense of security the individuals we served. And as you inferred in your comment, we had multiple options in front of us to build additional value. You recall at our Investor Day, mid-last year, we walked through an update of our inorganic priorities and we reinforced some, we added some. We reinforced furthering our global footprint, we reinforced furthering our seniors capabilities, we added an amplified furthering our physician engagement and pharmacy capabilities furthering forth, furthering our retail capabilities, and then, over time expanding our state based and government risk based capabilities. We view that this combination is both highly strategic, as well as financially attractive.

More specially, the opportunity we chose to pursue, we feel though is the best opportunity to further accelerate our strategy, further position us to be able to deliver affordable personalized solutions, it expands further our     services framework, and as we noted in our prepared comments, we will establish an additional growth platform in the company a services vertical that takes the best of the broad specialty portfolio you would have known within Cigna the board capabilities you know within Express relative to supporting clients and customers and be in position to offer even a further suite to employers who want that health plans, governmental agencies, as well as high performing value-based healthcare providers. So we're really excited about the acceleration of our strategic journey and it's all around improving the affordability and personalization for our customers and clients.
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Justin Lake Analyst, Wolfe Research LLC	Q

Got it. Thanks for all that color. And then just my follow up is just a couple of numbers questions. One, on the synergies, can you tell us how much you expect to get in year one of that $600 million? And two, is there any – in

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

that 2021 number, is there any benefit going back to A. J.'s question from moving your business back over onto the Express growth platform?
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Eric Palmer Executive Vice President and Chief Financial Officer, Cigna Corp.	A

Justin, its Eric. So I'll start with that. First of all, on the synergies if you just step back and think about the value here both organizations create meaningful value for their clients and customers and that's measured in billions of dollars each year for the benefit of, again of our clients and customers. And the primary objective of this transaction is to bring those two organizations together. In terms of the synergies we'll be building to the $600 million number over time, that's not providing the year-by-year build on that at this point, but expect that will begin to realize some of those synergies right out of the gate and we build into that over the first few years of the transaction here.

In terms of the longer-term, obviously there will be moving pieces as we think about the overall alignment of services fulfilled through the pieces we own. As David referenced in his last response, we've got the modularity in terms of the constructive how our PBM is operated today and you should expect that as we move those pieces together and look over the next few years, we'll achieve those results. David?
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A

Just – I just want to amplify one last point is, Eric noted in his prepared comments, our assumptions here are that when we were referencing the synergies, they are largely administrative synergies and as Eric articulated quite importantly, our working assumption and bias is that, the medical and pharmacy related value – additional value creation here largely flow back to our customers and clients and thus further improving affordability. So we like the balance of value creation for customers, clients, high performing healthcare professionals and then as a result for our shareholders.
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Justin Lake Analyst, Wolfe Research LLC	Q

Great, thanks.

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Operator: Thank you, Mr. Lake. Our next question comes from the line of Lisa Gill with JP Morgan. You may ask your question.
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Q

Thanks very much. Good morning. I was just curious about the relationship with Anthem. I know it's transitioning, but is there a theme to control provision that would potentially allowed us to transitioned earlier than what's currently in the contract?
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David M. Cordani President, Chief Executive Officer & Director, Cigna Corp.	A

Lisa, good morning. It's David. I'll ask Tim to add on if he would like to, but first at the macro level. As you might expect, we don't get into the habit of discussing individual client relationships or contracts. Two, both organizations have a very long track record of ensuring that we serve our clients and we serve our customers each and every day until the finality of a relationship because both companies are customer centric and we have

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

tens of thousands of co-workers who wake up every day to delight our customers. So we typically don't go into the contractual details, Tim, would you refer anything else relative to the relationship?
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A

No David, I think you nailed it. We're taking care of every one of their patients every day and we're going to continue to do so until that contract ends.
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Q

And then just secondly, we have talked a lot about the independent model and clearly here making a decision to move in a different direction today. But I heard in your prepared comments making a decision to, to move in a different direction today, but I heard in your prepared comments what you can bring to other health plans, can either of you discuss initial discussions you've had with any health plans since the announcement, maybe you haven't discussed it with anyone, but such around maintaining you know other large health plan clients that you heard, currently have on your book of business on the Express side.
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A

Sure. Lisa, I'll take and then to you, David and I certainly our first conversation months ago, started by talking about the markets that we served and how important every one of them was in an open architecture model, driving competition and, and, and so forth. And I continue to believe that our focus model which is now going to be obviously a, a very important part of Cigna as this service vertical as we described and it drives client alignment, deep patient focus, choice continuous innovation is only made stronger by the combined assets of this company and frankly it's going to accelerate the development of the things that we do for the market including those health plans.

As you can imagine it's a little bit early to, to, I've got some call schedule with, with clients and a couple of very good very positive e-mails, there'll be a range of initial reactions but I believe what our health plans see the things that we are going to continue to focus on and bring to market with this combined enterprise and the strength of that as you know and we said in our prepared remarks. We have a long history with of Express Scripts of very strong guardrails that ensure that we can service multiple health plans in different markets and help them achieve their objectives with our collaborative innovation with them, that doesn't change.
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Q

Thank you.

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A

Thank you Ms. Dale. Our next question comes from Josh Raskin with Nephron Research, you may ask you question.
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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

Q

Hi thanks. So good morning here with Eric Percher as well, so I guess the, the first question really for David you guys have owned and operated your own independent PBM, internal PBM for a while and so I guess the question is you know what, what was the need to own these assets as opposed to some sort of you know strategic relationship? And then, I think Kim as opposed to some sort of strategic relationship. And then, I think Kim sort of mentioned this, but do you think there is an impact on the value of Express as what was the largest independent PBM now affiliating with a health plan? And then, the last thing I would ask I guess in terms of the opportunity is what sort of capabilities, what sort of opportunities are gained with Express that didn't, that you didn't currently have I guess in the captive PBM? Thanks.
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A

Jeff, good morning. Great framing. I appreciate it. So interesting terminology used the word need. Stepping back as referenced in prior questions as well. We have a lot of choices, we have a lot of flexibility, we have a lot of optionality, built off of strong performance of the core business, tremendous capital health, and well-positioned strategic growth chassis.

As you know very well, we are committed to being a global health service company, so expanding the services is quite important. So maybe building in between all of your questions, we get quite excited about thinking about a future where we have over a 1 billion meaningful touch points with customers every year, because health and wellbeing happens every day. We get very excited about a market defining specialty pharmacy capability being integrated and leveraged with our high performing physician collaborative relationships and as you know we have over 500 of them today helping to work with healthcare professionals and to further integrate, further coordinate services for their patients, our customers each and every day and having an open architected model where you could deliver that service as it best works for the individual whether it's in a physician's office or at home, whether it's open architected to be able to deliver in a retail setting or through a digital setting.

And as we think about the capabilities, broadly speaking, we think about a health service company and a pharmacy services company with a broad array of services for consumers, a dedication toward differentiation for consumers lives and an orientation on partnering. So, when you put the package together with those billion touch points and growing, we have a further significant opportunity to change people's lives for the better, therefore improve affordability and as a result provide a tremendous return to our shareholders.
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Q

Got it. Got it. That makes sense. And then just more pragmatically in terms of the constructs of the firewalls that are going to be needed, maybe give us some experience on working with other health plans and kind of that balance between you know working on the integrated internal offerings and then making sure that you are – your market, your health plan customers et cetera are getting that best service. So, how do you guys think about putting that all together and kind of keeping that rolled off at the same time?
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A

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

Sure. So I'll start and I'll ask Tim to add. I think it starts with a view strategically of what you're trying to accomplish. As you know, we're a service company. We're used to delivering services to clients and increasingly to healthcare professionals and doing so in partnership that therefore has an underlying framework of transparency and [Technical Difficulty] (00:36:48)a couple of proof points behind that. We have as Cigna Corporation today, we had multiple alliances with health plans today in the states where we collaborate with them today, the longer standing of which is tops in the Massachusetts, that relationship has existed for over a decade, where we collaborate together to help to improve their value proposition as well as our value proposition. So, one is partnering is a part of our DNA in our orientation, we understand that one plus one could equal way more than two and we seek to do that. Two, as you might imagine imagine with 500 Collaborative Accountable Care relationships up and running and some of which approach and look more like joint ventures, we have interesting relationships with healthcare providers today up to and including being the medical services organization for their integrated propositions today in partnership. Around that, you need the governance structure around data, data privacy, separation and firewalls et cetera.

So we understand that within our company today, we operate that way. The last comment I would make as you very well know, we have more behavioral health customers than we do medical customers today. We have more dental customers et cetera. So we have a services framework that has been growing and expanding.

I'll turn it over to Tim, because he has deep history in terms of servicing this and he and I are totally aligned on the ability to add more value and even further strengthen the governance structure.
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A

Yeah. I mean, I think David really nailed it as far as partnership transparency and alignment being sort of the principles, these are our principle relationships. And as you probably can appreciate, we have many health plans that cross compete in certain markets whether that's the vertical that they're in or the geography that they're in and we have deep experience and proven track record retaining those clients by virtue of dedicating teams to them that are focused on them by ensuring that we've got firewalls around the things that they would be concerned about, being contract pricing those sorts of things. And most importantly, that we deliver value that supportive of their strategy and innovate collaborative with them and we have the scale to do that on a plan by plan basis, rather than a one size fits all scenario.

David uses the term open architecture which I love, because that's exactly what we built and what we do. I was reviewing a catalog of API catalog, they head of technology Dr. Neil sample the other day because literally we're publishing that for individual health plans, so they can look at how they want to build their solutions off of our fundamentally aligned platform. That's the way that we've been doing it and it's the way we will continue to do it.
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Q

Perfect. Thanks, guys.

Thanks, guys.

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Operator: Thank you, Mr. Raskin. Our next question comes from Ralph Giacobbe with Citi. You may ask your question.
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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

Ralph Giacobbe Analyst, Citigroup Global Markets, Inc.	Q

Thanks. Good morning. Could you give us a sense of what percentage of your National Accounts lives outsourced to Express? And if you're willing to maybe even on the middle markets side and how much of it's about that and what're your expectations around sort of the cross-selling to those that aren't?
...
A

Ralph, its David. We'll have to follow up with you on that over time, so we'll not give you a specific number. As you might imagine there'll be opportunities as you articulated to think about an environment where today Express has thousands of client relationships spanning clients of all sizes, client being employers. We have, as you know, a meaningful and growing portfolio of client relationships from National through middle through select segment employers. As it relates to opportunities, as noted multiple times and just to amplify, we see significant opportunities to bring additional value and additional services to both clients, health plans as well as governmental agencies. I would also add just one final point, if you think about and just visualize for example the thousands of employer clients that Express has today essentially all of them are multinational clients. So I think about our global solutions, where we are the leader in terms of providing employer-based global healthcare and wellness solutions as well. So over time we see meaningful opportunity and it's something that both of our teams got quite excited about as we were collaborating on this concept of coming together.
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Q

Okay. And then can you maybe talk about your expectation about retention, and any concerns around that, it's particularly for sort of the Express book around the notion that maybe employers wanting or some level of employers wanting sort of a carve-out benefit now sort of shopping around if you will without a standalone option out there? Thanks.
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David M. Cordani President, Chief Executive Officer & Director, Cigna Corp.	A

Ralph, its David I will start and I'll ask Tim to add. So I mean the [indiscernible] whole retention first starts with delivering your core value proposition. So both organizations proudly today have industry-leading client retention levels. So Tim could talk about it in a minute in terms of just the powerful retention levels and you know we always talk about our growth story have retained expand ad, first you have to earn the right by delivering your promise to be able to retain the relationships.

Secondly, we're going to be able to bring additional services and additional choice, but do so on a consultative basis, you know Tim referenced before, you've heard me reference all the time. We don't push product. We offer solutions in a consultative manner and employers are looking for additional solutions to improve affordability, improve presenteeism, improve productivity, and as a result improve the business. And that's what's exciting here. So the core chassis is one of high retention because the core chassis is one of high service and value promise fulfillment and we expect to add to that. Tim?
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Timothy C. Wentworth President & Chief Executive Officer, Express Scripts, Inc.	A

Yeah, I mean the other thing I would add is, as David said, retention is a function of performing and innovating and being flexible and meeting an individual client's needs, and not being a one size fits all scenario. That's why

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

we drive high client retention rates across our book of business and it's why I am incredibly confident that this combined enterprise will outpace the market, in terms of bringing open architected new solutions that work at individual plan levels. So I feel very, very confident that whether you're a national player, a middle market employer or a governmental agency, a union, a health plan. We're going to have solutions that work for you and help you achieve your objectives. And this is all going to further that.
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Ralph Giacobbe Analyst, Citigroup Global Markets, Inc.	Q

Okay. Thank you.

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Operator: Thank you, Mr. Giacobbe.

Our next question comes from Steven Valiquette with Barclays. You may ask your question.

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Steve Valiquette	Q

Well, thanks. Good morning, everyone and congrats on the transaction. So, and I guess somewhat similar to that last question for the Cigna standalone PBM, you've talked about 50% to 70% penetration of PBM within the Cigna medical book, it's to kind of wrap it up, should we assume basically that the that number probably gets pretty close to 100% over the next three years or four years, is that the right way to think about that?
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David M. Cordani President, Chief Executive Officer & Director, Cigna Corp.	A

Steve, its David. Obviously, over time we'll continue to update those numbers. The ability to expand the relationships come as relative to as Tim said before and what relative to I said, providing a compelling value proposition, doing so in a highly in the case of employers customized fashion. The capabilities of the combined organization put us in a tremendous position to have a variety of configurations with which to delight our clients and customers and we look forward to expanding those relationships, so I put it upward arrow on that baseline and stay tuned for more in terms of the growth opportunity.
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Steve Valiquette	Q

Okay. And then, just quickly, you mentioned that most of the synergies were administrative, but just curious if there's any sort of what I would call a material allocation within the synergies tied to the overall medical cost reduction for Cigna members through the better use of pharmacy, just curious on that portion of synergies? Thanks.
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Eric Palmer Executive Vice President and Chief Financial Officer, Cigna Corp.	A

Yeah. Steve, its Eric. There will be significant value created through improved pharmacy and medical cost by virtue of bringing these services together. Our model on that is that those synergies will be ultimately deployed back to our clients and customers as I think you know a very significant portion of Cigna's book of business is in a self-funded arrangement whereby our customers and clients directly benefit from the value of our trend or well managed overall medical cost and such. So, again, there will be significant value created for customers and clients and such here through this transaction, but our assumption in terms of this – in terms of bringing the

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

combination together is that that value gets deployed for the benefit of our customers and clients. And then to be clear, that value is above and beyond – well beyond the $600 million figure that we stated.
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Q

Okay. That's great. Thanks.

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Operator: Thank you, Mr. Valiquette. Our next question comes from Erin Wright with Credit Suisse. You may ask your question.
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Erin Wright	Q

Great. Thanks. How do you think about sort of the specialty offerings here and how that better positioned with the combined offering and I'm curious your thoughts on the FDA had his comments yesterday and just broader PBM fundamentals, and I guess the yesterday's comments around specialty and biosimilars, but just in that ever evolving regulatory environment, what's your view there? Thank you.
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David M. Cordani President, Chief Executive Officer & Director, Cigna Corp.	A

Erin, good morning. It's David. I'll start and I'll pass it across to Tim, he is the expert in a lot of questions you asked. But specifically just a minute or two color on the specialty piece, we're really excited about the additional opportunities for both organizations to come together relative to specialty, and the way I think about it is quite simply having the strong broad capabilities of Express brought together with our deep physician relationships again starting with those 500 Collaborative Accountable Care relationships and being able to even better coordinate and support the way in which a physician works with their patient and be able to further expand the modalities or access points that work best for the consumer or the patient be it at home in an infusion suite in the physician's office or otherwise. We love the expansion of choice, we love the furthering of the enablement in the healthcare professional, and we see that as a significant upside. I'll hand it over to Tim as I'm sure he has a lot of points, he wants to raise relative to this.
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Tim Slee	A

Yeah. I mean, what I would add is one of the things I found one of the things that I found just amazingly attractive about this combination was the culture and the way that Cigna and David and his team have gone about building deep relationships with providers and starting from that point, in terms of how you improve the patient experience, which then ultimately drive the clients achievement of their goals and that is the same virtuous model you've heard me talk about, in terms of how we create value here, what this does obviously is puts all of that on steroids, it enables us to look at other population health and behavioral solutions that wrap these most complicated patients that we have and I can tell you that I just saw that President of our Creedal team would – met with his team and he could not be more excited about the fact that not only will he get to serve an additional group of   members, but more importantly, he is going to be able to deepen his relationship with an already excellent set of leading relationships with physicians, very high NPS score 70 or above with docs and we think that's just a great starting point for a lot of things.
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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

Q

Okay. Great. And then, can you speak to your respective drug supplier relationships and how those will potentially or change with this relationship? Thanks.
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A

Yeah. At this point, that's not something we're going to talk about. Obviously, we are going to continue every day to drive value-based contracting across the supply chain, which is what we've been built to do, it's what we do collaboratively with clients including our health plans.

We have a health plan that's – that's trying to win a state account right now and we've brought forward a brand new innovation that we've worked on for them and they're excited about that. That's what, we're going to continue to do and that by the way looks at a very interesting new contracting set of ideas. So from my perspective, first of all over the next months until we could finish this and get it done, we're going continue to drive that, but that's one of the things that only gets better, when we put these two companies together and we can continue to look forward to create, define and bring the market value-based opportunities.
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Q

Okay. Great. Thank you.

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Operator: Thank you, Ms. [ph] Wright. Our next question comes from Kevin Fischbeck with Bank of America Merrill Lynch. You may ask your questions.

with Bank of America Merrill Lynch. You may ask your question.

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Kevin Mark Fischbeck Analyst, Bank of America Merrill Lynch	Q

Great, thanks. I think that it's pretty clear that you know combining these two companies is a pretty good thing for Cigna, but I guess I want to go back to the concept of kind of the opportunities that you had in front of you, when you decided to do this deal because I think that if someone's going to find fault with the deal, it's going to be largely about what else you could have bought instead when you talked about significant capital flexibility. So just wanted to understand a little bit more, I mean do you believe that kind of the largest of the large scale M&A is kind of off the books for you and that you'd be having to buy something more mid-sized or smaller and that just wasn't going to give you the strategic move that this deal would do or are those types of deals still in your opportunity set?
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David M. Cordani President, Chief Executive Officer & Director, Cigna Corp.	A

David, to be clear and consistent, we have viewed that we had a significant number of options and choices in front of us. Just to go back in terms of why those options and choices existed; number one, strong underlying performance of the business that puts you in a position of ongoing growth, strong capital health et cetera. Two a well-positioned, diversified growth platforms, both of which presented optionalities we've discussed in the past, so called horizontally vertically or otherwise.

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

Our belief said and our passion is that this combination presents the best opportunity to further accelerate our strategy, to further improve affordability because society needs a step function improvement in affordability that is delivered in a highly personalized fashion, having the consumer touch points, having the further depth in clinical engagement and having very importantly the ability to stand up an additional growth platform, creates an overwhelmingly attractive proposition and that growth platform is a service-based business that will take the best of Express Scripts and Cigna's signals capabilities and bring those services to bear to expand alternatives for employers who want subsets of those services, health plans who want to further expand services to improve affordability and personalization for their customers, governmental agencies and as well as over time high performing healthcare daily based physician collaborative. So we saw this as the – beyond the shadow of a doubt best strategic proposition. And finally it's going to deliver a compelling return from a shareholder standpoint starting with double digit teens accretion in the first year even after extracting the impact of a transitioning client. So we think it's a win-win societally we think it's a win-win for customers and clients and it's a win-win from a shareholder standpoint.
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Q

Okay, thanks. And I guess we talked about this a little bit and you have on the call, but I just really wanted to go back and revisit the concept of the value proposition that Express Scripts was putting into the market before I think as being kind of Switzerland if you will and not being aligned. I think, there was a customer set that probably was drawn to that. I think you guys obviously marketed that way and now that is – and the change going forward. I really want to try and dig into what you guys think about and what you're building into your model as far as retention going forward. You're obviously giving our completion targets so I want to understand what retention and assumptions you're including in there. And then also do you think that's – how much of an opportunity is there to go after those customers who have seen the value of combining and I guess the opportunity set still large there that you'll be have some turnover in your core business. The business is there, what are your assumptions around share gains going forward?
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A

I'll ask Tim to take point on it but I – two points I want to make up after he's done relative to the conversation around the orientation is that your sense, you referred to in Switzerland, I think that's a compliment for anybody in terms of the way that word is used over decades in history. So Tim why don't you give your Swiss interpretation of the strategic positioning and then give me a moment to add a couple points on that end?
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A

Sure. So you know let me say, I absolutely believe that our model continues to be focused on the individual client not around feeding a particular channel and it's also again a very differentiated, what we're talking about today, in terms of open architecture and other thing. So I actually see very little disconnect and I believe that once our health plan clients, because that's really what's you're referring to here see how focus we are continuing to expand the things that are going to help them win in the marketplaces, again with the kind of firewalls that we already know how to operate within, that our standalone model will continue to bring those same attributes underneath of Cigna, as we move forward.

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

And as I said, I actually think we will continue to outpace the market because of the focus we bring and the scale that we bring to pharmacy and so as it relates to retention, we're not going to give you estimates obviously, but what I will tell you is, I actually believe that this strongly positions us, to keep our clients by virtue of results and by virtue of new things that matter to them, because that's what they look at, at the end of the day, I can tell you in health plan renewals I have this year, they didn't say to me, hey I've chosen you, just because you're independent.

They said, I'm choosing because you're innovative, because you're differentiated and we're going to continue to knock those two things out of the park and I do believe therefore there will be some additional health plans, who may be looking at model that compete with us that are not as provider focused, that are not as consumer focused and they're going to see us as a preferred partner.
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A

I just want to add just a couple of points to Tim's great summary and we're just amplifying our view is the same, clients or customers they want value, they want affordability they wanted to live in a highly personalized fashion and they want a commitment on ongoing innovation. Our clients will see both current and prospective clients a commitment to ongoing innovation improvement delivery of that, a reference to the phenomenal cost that was delivered from Cigna in 2017, as well as Express Scripts with below 3% and 1.5%. Tim made reference to Net Promoter Scores. Most companies don't have the ability to rattle off the Net Promoter Scores.

We know we've hit 70 for our highest engaged customer from an NPS standpoint, both companies are deeply committed to understanding the customer experience and further improving that, both companies are committed to being consultative in providing the solutions that work most effectively for the client or customer. And then, lastly, you've heard us say multiple times, when I want to reiterate it. We are committed to ensuring the right governance model and firewall model is established and for the strengthened around the services vertical for the respective customers and clients that will service.
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Q

Great. Thanks.

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Operator: Thank you, Mr. Fischbeck. Our next question comes from Steve Mayer with Goldman Sachs. You may ask your question.
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Steve Mayer	Q

Good morning, guys. Thanks for taking the questions. I just wanted to get a better understanding of savings that you spent on purchasing in medical costs, the ones that are being described this past [indiscernible] (00:56:26) to quantify that will be great, but I also want to understand kind of how central that is in the context of your combined 68% revenue growth target?
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A
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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

Hey, Steve. Well, I'll start. I think – I think your question was around clarifying the assumptions in the criticality relative to ongoing medical cost and pharmacy cost, synergies and the driving force of one of that relative to the revenue. So, stepping back, we have believed and continue to believe further improvement of affordability is an underlying driver and a critical driver. It has to be merged up against personalization, affordability for portability sake is not the outcome, doing so in a highly personalized fashion that the buyer and the consumer values that's the critical part. As Eric articulated previously, both companies individually, and therefore the companies combined deliver billions of dollars of affordability value creation each and every day and the combined company will be able to further step that forward.

We've made the strategic assumption and positioning that – the preponderance of all medical and pharmacy savings which will be step function off of an already strong base will be delivered back to clients and customers, not to the shareholders, those synergies to the shareholders are primarily administrative, and the combination of strong delivery of value to our clients and customers will drive ongoing good retention, expansion of relationships and addition of new relationships on well-positioned growth platforms. The net of all which, as Eric articulated, is a 6% to 8% growth rate. We have a track record of delivering on our growth expectations and we are quite excited about continuing to do so going forward.
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Operator: Thank you, Mr. Tanal. Our next question comes from Gary Taylor with JPMorgan. You may ask your question.
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Gary P. Taylor Analyst, JPMorgan Securities LLC	Q

Hi. Good morning. I just wanted to clarify just a couple of the financial details. So, when you talk about teens year one accretion excluding the clients that expressly losing over time, when we get out to 2021, your earnings accretion is 11% to 16%, so the accretion ex the transitioning clients was pretty consistent from year one through year three or four, and presumably the synergies would be ramping. So, just trying to maybe understand the cadence of the synergies and maybe by 2021 accretion is in higher is in higher than year one accretion.
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Eric Palmer Executive Vice President and Chief Financial Officer, Cigna Corp.	A

Gary, it's Eric. So, I think that you framed it in terms of the pieces, let me just still lay out the components here. If you think about our year one accretion as we talked about the bases that exclude the transition in clients will deliver teens year one accretion that'll be the earnings dollars and the like. Once you get out to the 2021, the timeframe, our target, our prior target of $18 earnings per share, included the cumulative effect of capital deployment and the like so had a further benefit in terms of the target that wouldn't have been in the baseline for the near-term. So, that's probably the biggest difference to think of in terms of that.

In fact, the accretion does build over time, but we had a little bit of apples and oranges in terms of making those two comparison points. The accretion builds over the – at the time, that the synergy is build and as the power of the combined model comes together.
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Operator: Thank you, Mr. Taylor. Ladies and gentlemen, thank you for joining our discussion today. This concludes today's call. Cigna Investor Relations will be available to respond to additional questions shortly. A recording of this conference will be available for 10 business days following this call. You may access the recorded conference by dialing 866-423-4831 or 203-369-0844. Thank you for participating. We will now disconnect.

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Cigna Corp. (CI) Acquisition of Express Scripts Holding Company by Cigna Corporation Call	Raw Transcript 08-Mar-2018

[Call Ended] [Call Ended]

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FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;

•	unexpected costs regarding the proposed merger;

•	diversion of management's attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.